Issuer Free Writing Prospectus
Filed on December 3, 2009
Pursuant to Rule 433
Registration No. 333-141879
Home Properties, Inc.

FOR IMMEDIATE RELEASE

HOME PROPERTIES ANNOUNCES
ATM COMMON SHARE OFFERING PROGRAM

ROCHESTER, NY, DECEMBER 3, 2009 – Home Properties (NYSE:HME) today announced that it has initiated an At-The-Market (ATM) equity offering program through which it may sell up to 3.7 million common shares.  The shares would be sold from time to time through BofA Merrill Lynch and BMO Capital Markets, which will act as sales agents and/or principals.

“Home Properties’ three-year cash flow projection, published with third quarter 2009 results, shows that the Company believes it will end each year with more than adequate cash or line of credit levels to fund normal operations and the dividend,” said Edward J. Pettinella, Home Properties’ President and CEO.  “This equity offering program provides us with additional capacity to raise equity quickly and cost effectively.”

The Company intends to use the net proceeds from the offering for general corporate purposes, which may include the repayment of debt, working capital, capital expenditures, acquisitions, development and redevelopment of apartment communities.

The Company has filed a registration statement, including a prospectus, and a prospectus supplement with the Securities and Exchange Commission (the SEC).  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement relating to the ATM offering and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Company or the sales agents will arrange to send you the prospectus supplement, including the prospectus, if you request it by contacting BofA Merrill Lynch at 1-866-500-5408; or by contacting BMO Capital Markets, 3 Times Square, 27th Floor, New York, New York 10036, Attn: Equity Syndicate or by email to lori.begley@bmo.com or by calling 1-800-414-3627.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Company’s common stock nor shall there be any sale of such common stock in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets.  Currently, Home Properties operates 108 communities containing 37,107 apartment units.  Of these, 35,957 units in 106 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 282 units are managed for other owners.  For more information, visit Home Properties’ Web site at http://www.homeproperties.com.

Home Properties Announces ATM Common Share Offering Program
For Immediate Release:  December 3, 2009

This press release contains forward-looking statements.  Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved.  Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.  Other risks and uncertainties are described in SEC filings, including the Annual Report on Form 10-K and periodic reports available on the Company Web site.  Home Properties assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

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For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237